

September 16, 2013

<u>Via E-mail</u>
Gayla J. Delly
Chief Executive Officer
Benchmark Electronics, Inc.
300 Technology Drive
Angleton, Texas 77515

> **Re:** **Benchmark Electronics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **Form 10-Q for the Quarterly Period Ended June 30, 2013**
> **Filed August 7, 2013**
> **File No. 001-10560**

Dear Ms. Delly:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Policies and Estimates</u>

<u>Income Taxes, page 33</u>

1. We note that if you are "able to realize [y]our deferred tax assets in excess of [y]our net recorded amount, an adjustment to the valuation allowance would increase income in the

period such determination was made." We further note from disclosure in Note 8 that you have a valuation allowance of $42 million against deferred tax assets of $84 million as of December 31, 2012. Please tell us and revise future filings to disclose the specific deferred tax assets to which your valuation allowance relates and the potential circumstances that may cause you to adjust your valuation allowance in future periods. To the extent your estimates and assumptions are reasonably likely to change in the future, for example if additional taxable income in an upcoming quarterly period would cause you to release of all or a portion of your valuation allowance, you should address this in your disclosures. Refer to Section V of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 8 – Income Taxes, page 60

2.   We note that you consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in assessing the ultimate realization of deferred tax assets. Please tell us what consideration was given to cumulative earnings or losses by jurisdiction in your assessment and please provide us with a reasonably detailed summary of your assessment as of December 31, 2012. Refer to ASC 740-10-30-16 through 25.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Item 1. Financial Statements

Condensed Consolidated Statements of Comprehensive Income, page 3

3.   We note your disclosure of the balances of each component of accumulated other comprehensive income ("AOCI"). Please tell us what consideration you gave to disclosing the activity related to the changes in the balances of each component of AOCI, including current period reclassifications, the income tax effects and the line item affected by the reclassification. Refer to ASC 220-10-45-14 through 17 and ASC 220-10-55-15 through 17.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief